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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 JUN 25 AM 7:21

Santos


03024129

Date: Thu 19 Jun 2003 03:10:44 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary for w/e 19 June 2003

Number of pages (incl. cover sheet): 2

dlw 6/30

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 19th June 2003

Wildcat Exploration Wells

Nickol 1

Type	Exploration Wildcat Well
Location	WA-1-P, Carnarvon Basin, Offshore WA. 5km NE of Sage 1, 3km S of Hyacinthus 1, and some 35km SW of the Legendre Oil Field.
Status at 0600hrs 19/06/03	Nickol 1 has been plugged and abandoned. The well reached a total depth of 2690m with 83m progress for the week. The rig was released on 17/6/03 and the ENSCO 56 rig has moved to Stag 25H.
Planned Total Depth	2832m
Interest	Woodside Petroleum Ltd 45.94% Apache Energy Limited 31.50% Santos Ltd 22.56%
Operator	Woodside Petroleum (Apache operated rig)

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 19th June, 2003 Santos Limited also participated in 1 delineation and 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com